Exhibit 99.2

Infosys Technologies Limited – Financial Release September 30, 2003	Indian GAAP Press Release

Infosys increases guidance for revenue and EPS for fiscal 2004. Revenues to exceed $1 billion

Bangalore, India – October 10, 2003

Highlights

Results for the quarter ended September 30, 2003

•	Income from software development services and products was Rs. 1,134.75 crore for the second quarter ended September 30, 2003, an increase of 29.0% over comparable income for the corresponding quarter in the previous year

•	Net profit after tax for the second quarter ended September 30, 2003 was Rs. 300.16 crore, an increase of 32.9% over comparable net profit after tax for the corresponding quarter in the previous year

•	Earnings per share from ordinary activities increased to Rs. 45.30 from Rs. 34.10 for the corresponding quarter in the previous year, an increase of 32.8%

•	29 new clients were added during the quarter

•	Interim dividend of Rs. 14.50 per share (290% on an equity share of par value of Rs. 5 each) as compared to Rs. 12.50 (250% on an equity share of par value of Rs. 5 each) for the corresponding period in the previous year

Business outlook

“Growth continues to be strong. Pricing is showing signs of stability,” said Nandan M. Nilekani, CEO, President and Managing Director. “We are making investments in order to enhance our end-to-end solution capability.”

The company’s guidance for the quarter ending December 31, 2003 and the fiscal year ending March 31, 2004, under Indian GAAP and US GAAP, is as follows:

Under Indian GAAP

Outlook for the quarter ending December 31, 2003*

Infosys non-consolidated

•	Income from software development services and products is projected to be between Rs. 1,153 and Rs. 1,162 crore

•	Earnings per share is expected to be between Rs. 45.30 and Rs. 45.40

Progeon

•	Income from business process management and transitioning services is projected to be between Rs. 18 and Rs. 19 crore

Infosys consolidated

•	Income is projected to be between Rs. 1,171 and Rs. 1,181 crore

•	Earnings per share is expected to be between Rs. 45.50 and Rs. 45.60

Outlook for the fiscal year ending March 31, 2004*

Infosys non-consolidated

•	Income from software development services and products is projected to be between Rs. 4,550 and Rs. 4,578 crore

•	Earnings per share is expected to be between Rs. 178.00 and Rs. 178.40

Progeon

•	Income from business process management and transitioning services is projected to be between Rs. 73 and Rs. 80 crore

Infosys Technologies Limited – Financial Release September 30, 2003	Indian GAAP Press Release

Infosys consolidated

•	Income is projected to be between Rs. 4,623 and Rs. 4,658 crore

•	Earnings per share is expected to be between Rs. 178.80 and Rs. 179.30

* conversion 1 US$ = Rs. 45.40

Under US GAAP

Outlook for the quarter ending December 31, 2003

—	Consolidated net revenues projected to be in the range of $ 258.0 million to $ 260.2 million

—	Consolidated earnings per American Depositary Share expected to be $ 0.50

Outlook for the fiscal year ending March 31, 2004

—	Consolidated net revenues projected to be in the range of $ 1,008 million to $ 1,015 million

—	Consolidated earnings per American Depositary Share expected to be $ 1.95

“We have added several strategic clients which have the potential to grow into multi-million dollar accounts,” said S. Gopalakrishnan, Member of the Board and COO. “We are strengthening our client relationship management framework.”

Interim dividend

The company has declared an interim dividend of Rs. 14.50 per share (290% on an equity share of par value of Rs. 5 each) at the board meeting held today. An interim dividend of Rs. 12.50 (250% on an equity share of par value of Rs. 5 each) was declared for the corresponding period in the previous year. The record date for payment of dividend will be October 17, 2003.

Expansion of services and significant projects

Infosys moved ahead in helping global corporations transform their business through innovative application of technology. During the quarter, the company expanded its client portfolio by adding 29 new clients.

In the retail industry, global corporations are increasingly leveraging technology to provide fast and efficient service to customers, based on real time information. A leading retailer of shoes and apparels in Europe chose Infosys to develop and design IT applications that will significantly increase functionality at each stage of its value chain. Infosys also signed up with one of the largest apparel manufacturers in the U.S. to create an e-commerce website for its online business. Infosys is partnering with Microsoft in this assignment. In addition, Infosys is advising the second largest electronics entertainment software retailer on infrastructure assessment that will help them reduce costs. Other clients in the retail sector include a leading global drugstore retailer based in the U.S., who is using Infosys’ expertise in IT applications, to monitor contract compliance by payers and processors.

Existing clients in the retail sector have further expanded their association with Infosys. Infosys completed an end-to-end package implementation for a women’s specialty apparel retailer. For a leader in the design, marketing and distribution of premium lifestyle products, Infosys helped set up stable and scalable IT infrastructure and applications. The company continued to partner with other retail clients including a Fortune 500 on-line shopping giant and a premier pharmacy chain in North America.

In the healthcare and pharmaceutical sector, Infosys is working with a leading provider of healthcare staffing services to re-engineer its legacy systems. This will help them increase the speed and efficiency of services. In another assignment, Infosys is working with one of the top hospitals in America to assist them in migrating to a newer technology architecture leading to significant cost reductions and quicker response to business needs. The Indian arm of a global pharmaceutical company chose Infosys to help increase the effectiveness of its distribution support system.

Infosys Technologies Limited – Financial Release September 30, 2003	Indian GAAP Press Release

Technology services companies in the healthcare sector are partnering with Infosys to further strengthen their technical capabilities. This includes a premier healthcare software development organization in the U.S. and the world’s leading provider of information, technology and services to the pharma industry in Europe. The latter selected Infosys to implement a web-based interface that will enable rapid exchange and analysis of medical research data.

Infosys strengthened its presence in Europe with a global leader in the insurance sector selecting Infosys to help enhance its client management system. This will improve its customer service and process efficiency.

During the quarter, the automotive sector in Europe and Asia Pacific recognized Infosys’ growing expertise in this niche segment. One of the largest automakers in Japan and the European arm of one of the world’s leading suppliers of automotive components and integrated systems have initiated a partnership with Infosys for new product development and for improving their internal efficiency.

Infosys expanded its presence in the energy sector with the world’s leading independent product manufacturer for the energy industry choosing Infosys for a package implementation engagement. In Australia, one of the largest electricity utilities relies on Infosys for technology solutions that will streamline and improve its systems and processes. Infosys’ consulting group is advising this Australian giant on strategies to grow its BPO business.

As competition intensifies in the high-tech space, global corporations are increasingly partnering with Infosys for its knowledge and its expertise in cutting edge technology. This will help make their products more robust and competent. Significant wins in the U.S., include a well-known provider of end-to-end storage infrastructure solutions, a world-class supplier of process automation and flow control solutions and a leading supplier of imaging, speech and language solutions. They have chosen Infosys to help deliver new and improved solutions to their customers. The work includes migration to new technologies and development of new applications.

Global corporations are leveraging Infosys’ expertise in business consulting to maintain competitive advantage. The company is working with one of the largest electric utilities firms in the U.S., to develop a framework and to redefine tools for rationalizing the company’s enterprise portfolio. The objective is to achieve this through improving business processes and by implementing a governance structure. Infosys advised a global marketing information services corporation on defining its data architecture as well as on the selection of a package solution to support the company’s survey operations. During the quarter, Infosys also provided consulting services to an international provider of credit enhancement products and lender services based in the U.S., to define a high-level scope and sizing for the Primary Claims and Risk Share components of the company. A world leader in agribusiness selected Infosys to help enhance its productivity and efficiency by implementing e-business solutions.

“We see increased acceptance of the outsourcing model from our clients and we continue to focus on providing enhanced customer value,” said Basab Pradhan, Head – World-wide Sales and Senior Vice President.

“Our initiatives to increase offshore revenue are yielding results,” said S. D. Shibulal, Member of the Board and Head – World-wide Customer Delivery. “Our net addition of 2,025 employees during this quarter has been the highest.”

Banking Products

Infosys’ Banking Business Unit (BBU) bagged its seventeenth client in India with one of the top public sector banks deploying FINACLE® Core Banking, Government Business and Asset Liability Management Modules. A leading private sector bank headquartered in Mumbai, India also chose the FINACLE® suite of products for its international operations. Another significant win in this sector includes a leading bank headquartered in Saudi Arabia.

FINACLE® has emerged as the world’s most scalable open systems based core-banking solution. In the recently concluded rigorous benchmarking exercise on HP Superdome server at the HP

Infosys Technologies Limited – Financial Release September 30, 2003	Indian GAAP Press Release

Capacity Planning Centre in Atlanta, USA, FINACLE® broke all hitherto published benchmark results for core banking transaction processing, with more than 16 million transactions per hour in an online mode (light transactions from ATMs, debit / credit balancing, etc) and more than 13 million interest accrual transactions per hour in the batch mode (end-of-day transactions). Both the process and the results have been audited by Ernst & Young.

Progeon Limited

Progeon Limited (“Progeon”) added 3 clients during the quarter and generated revenues of Rs. 17.08 crore. The net addition to employees during the quarter was 156 and the employee strength as on September 30, 2003 was 1,038.

The consolidated financial results including the financial results of Progeon Limited, according to Indian GAAP, for the quarter ended September 30, 2003 are attached to this release.

China operations

Infosys has applied to the government of the People’s Republic of China for the setting up of a Wholly Owned Subsidiary in China. The subsidiary will be capitalized at US$ 5 million. Infosys proposes to establish a software development center for 200 professionals in Shanghai. The China subsidiary will be offering end-to-end software services to domestic companies in China, and multinational companies operating in China. It will also serve as a hub for software services in Asia Pacific.

Liquidity and capital expenditure

Cash and cash equivalents including investments in liquid mutual funds increased by Rs. 313.62 crore during the quarter, from Rs. 1,826.05 crore to Rs. 2,139.67 crore, after incurring capital expenditure of Rs. 68.83 crore. Operating cash flows for the quarter ended September 30, 2003 were Rs. 356.60 crore (Rs. 224.78 crore for the quarter ended September 30, 2002). The company spent Rs. 68.83 crore on capital expenditure during the quarter as compared to Rs. 44.02 crore during the quarter ended September 30, 2002. Despite this, the free cash flows including investments in liquid mutual funds for the quarter ended September 30, 2003 were Rs. 313.62 crore (Rs. 200.11 crore for the quarter ended September 30, 2002).

“Cash flows continue to be strong. Margins have stabilized due to several proactive measures taken earlier,” said T. V. Mohandas Pai, Member of the Board and Chief Financial Officer. “We are increasing capital spending on our global infrastructure. We continue to hedge our forex exposure, but the appreciating rupee may impact margins.”

Sexual harassment litigation

Infosys learnt that Ms. Jennifer Griffith, a former employee, has filed a lawsuit against the Company and Mr. Phaneesh Murthy, a former member of the Board. The lawsuit has been filed in the Superior Court of California, Alameda County, and generally alleges that Mr. Phaneesh Murthy sexually harassed Ms. Griffith while she was employed at Infosys. The lawsuit has not yet been served on the Company and Infosys is still reviewing the complainant’s allegations.

About the company

Infosys is a leading global technology services firm founded in 1981. Infosys provides end-to-end business solutions that leverage technology for our clients across the entire software life cycle: consulting, design, development, re-engineering, maintenance, system integration, package evaluation and implementation. In addition, Infosys offers software products to the banking industry, as well as client business process management services through its majority-owned subsidiary, Progeon. For more information, contact V. Balakrishnan at +91 (80) 852 0440 in India or visit us on the World Wide Web at www.infosys.com.

Infosys Technologies Limited – Financial Release September 30, 2003	Indian GAAP Press Release

Safe Harbor

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2003 and on Form 6-K for the quarter ended June 30, 2003. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company.

Infosys Technologies Limited – Financial Release September 30, 2003	Indian GAAP Press Release

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore

Balance Sheet as at	September 30, 2003	September 30, 2002	March 31, 2003

SOURCES OF FUNDS
SHAREHOLDERS’ FUNDS
Share capital	33.13	33.10	33.12
Reserves and surplus	3,302.48	2,410.22	2,827.53

	3,335.61	2,443.32	2,860.65

APPLICATION OF FUNDS
FIXED ASSETS
Original cost	1,414.53	1,137.72	1,273.32
Less: Depreciation and amortization	683.27	476.54	577.15

Net book value	731.26	661.18	696.17
Add: Capital work-in-progress	62.00	92.35	76.55

	793.26	753.53	772.72
INVESTMENTS	476.99	33.20	33.20
DEFERRED TAX ASSETS	33.87	33.58	36.81
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	577.26	458.25	512.14
Cash and bank balances	1,382.71	986.85	1,336.23
Loans and advances	937.64	870.16	872.78

	2,897.61	2,315.26	2,721.15
Less: Current liabilities	370.99	262.36	315.25
Provisions	495.13	429.89	387.98

NET CURRENT ASSETS	2,031.49	1,623.01	2017.92

	3,335.61	2,443.32	2,860.65

NOTE:

The audited Balance Sheet as at September 30, 2003 has been taken on record at the board meeting held on October 10, 2003

Infosys Technologies Limited – Financial Release September 30, 2003	Indian GAAP Press Release

INFOSYS TECHNOLOGIES LIMITED

in Rs. crore, except per share data

Profit and Loss Account for the	Quarter ended September 30,		Half-year ended September 30,		Year ended

	2003	2002	2003	2002	March 31, 2003

INCOME
Software services and products
Overseas	1,115.98	857.23	2,174.63	1,607.75	3,543.51
Domestic	18.77	22.34	42.10	36.44	79.18

	1,134.75	879.57	2,216.73	1,644.19	3,622.69
Software development expenses	587.16	424.49	1,159.94	801.88	1,813.30

GROSS PROFIT	547.59	455.08	1,056.79	842.31	1,809.39
Selling and marketing expenses	80.44	69.33	160.16	124.42	266.98
General and administration expenses	88.72	62.51	169.90	119.72	270.37

	169.16	131.84	330.06	244.14	537.35
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION AND AMORTIZATION	378.43	323.24	726.73	598.17	1,272.04
Interest	—	—	—	—	—
Depreciation and amortization	62.33	46.24	106.59	86.71	188.95

OPERATING PROFIT AFTER INTEREST, DEPRECIATION AND AMORTIZATION	316.10	277.00	620.14	511.46	1,083.09
Other income	44.28	17.53	76.73	42.42	99.61
Provision for investments	0.22	23.76	6.59	23.76	23.77

NET PROFIT BEFORE TAX	360.16	270.77	690.28	530.12	1,158.93
Provision for taxation	60.00	45.00	112.00	87.50	201.00

NET PROFIT AFTER TAX	300.16	225.77	578.28	442.62	957.93

AMOUNT AVAILABLE FOR APPROPRIATION	300.16	225.77	578.28	442.62	957.93

DIVIDEND
Interim	96.09	82.76	96.09	82.76	82.76
Final	—	—	—	—	96.05
Dividend Tax	12.31	—	12.31	—	12.30
Amount transferred – general reserve	—	—	—	—	766.82
Balance in Profit and Loss Account	191.76	143.01	469.88	359.86	—

	300.16	225.77	578.28	442.62	957.93

EARNINGS PER SHARE
(equity shares, par value Rs.5 each)
Basic	45.30	34.10	87.29	66.87	144.68
Diluted	44.92	33.90	86.76	66.41	143.37
Number of shares used in computing earnings per share
Basic	6,62,57,028	6,61,98,735	6,62,51,101	6,61,93,632	6,62,11,068
Diluted	6,68,24,404	6,65,96,469	6,66,51,085	6,66,51,932	6,68,16,821

NOTE:

The audited Profit and Loss Accounts for the quarter and half-year ended September 30, 2003 have been taken on record at the board meeting held on October 10, 2003

A Fact Sheet providing the operating metrics of the company can be downloaded from www.infosys.com

Infosys Technologies Limited – Financial Release September 30, 2003	Indian GAAP Press Release

CONSOLIDATED FINANCIAL STATEMENTS OF INFOSYS TECHNOLOGIES LIMITED AND ITS SUBSIDIARY

in Rs. crore

Consolidated Balance Sheet as at	September 30, 2003	September 30, 2002	March 31, 2003

SOURCES OF FUNDS
SHAREHOLDERS’ FUNDS
Share capital	33.13	33.10	33.12
Reserves and surplus	3,300.93	2,407.73	2,824.37

	3,334.06	2,440.83	2,857.49
Preference shares issued by subsidiary	49.00	49.00	49.00

	3,383.06	2,489.83	2906.49

APPLICATION OF FUNDS
FIXED ASSETS
Original cost	1,423.85	1,140.87	1,279.04
Less: Depreciation and amortization	686.63	476.70	578.54

Net book value	737.22	664.17	700.50
Add: Capital work-in-progress	65.63	92.59	77.39

	802.85	756.76	777.89
INVESTMENTS	464.74	20.95	20.95
DEFERRED TAX ASSETS	33.87	33.58	36.81
CURRENT ASSETS, LOANS AND ADVANCES
Sundry debtors	592.59	459.73	518.65
Cash and bank balances	1,387.26	1,004.11	1,346.54
Loans and advances	973.75	912.20	913.46

	2,953.60	2,376.04	2,778.65
Less: Current liabilities	376.30	267.58	319.60
Provisions	495.70	429.92	388.21

NET CURRENT ASSETS	2,081.60	1,678.54	2,070.84

	3,383.06	2,489.83	2,906.49

Principles of consolidation: The financial statements are prepared in accordance with the principles and procedures for the preparation and presentation of consolidated financial statements as set out in the Accounting Standard on Consolidated Financial Statements prescribed by the Institute of Chartered Accountants of India. The financial statements of the parent company Infosys Technologies Limited (“Infosys” or “company”) and Progeon Limited (“Progeon” or “subsidiary”) have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances and transactions and resulting unrealized gains/losses. The consolidated financial statements are prepared applying uniform accounting polices used in Infosys and Progeon.

Infosys Technologies Limited – Financial Release September 30, 2003	Indian GAAP Press Release

in Rs. crore except per share data

Consolidated Profit and Loss Account for the	Quarter ended		Half-year ended		Year ended

	September 30,	September 30,	September 30,	September 30,	March 31,
	2003	2002	2003	2002	2003

INCOME
Software services, products and business process management
Overseas	1,133.06	858.24	2,204.43	1,608.86	3,564.36
Domestic	18.74	22.34	42.07	36.44	75.62

	1,151.80	880.58	2,246.50	1,645.30	3,639.98
Software development and business process management expenses	595.28	425.50	1,174.87	803.24	1,822.96

GROSS PROFIT	556.52	455.08	1,071.63	842.06	1,817.02
Selling and marketing expenses	82.69	70.26	164.34	125.53	271.73
General and administration expenses	92.37	63.38	175.35	121.27	275.67

	175.06	133.64	339.69	246.80	547.40
OPERATING PROFIT BEFORE INTEREST, DEPRECIATION AND AMORTIZATION	381.46	321.44	731.94	595.26	1,269.62
Interest	—	—	—	—	—
Depreciation and amortization	63.42	46.39	108.56	86.88	190.34

OPERATING PROFIT AFTER INTEREST, DEPRECIATION AND AMORTIZATION	318.04	275.05	623.38	508.38	1,079.28
Other income	43.16	18.21	75.10	43.01	100.26
Provision for investments	0.22	23.76	6.59	23.76	23.77

NET PROFIT BEFORE TAX	360.98	269.50	691.89	527.63	1,155.77

Provision for taxation	60.00	45.00	112.00	87.50	201.00

NET PROFIT AFTER TAX	300.98	224.50	579.89	440.13	954.77

AMOUNT AVAILABLE FOR APPROPRIATION	300.98	224.50	579.89	440.13	954.77
DIVIDEND
Interim	96.09	82.76	96.09	82.76	82.76
Final (Subject to deduction of tax, if any)	—	—	—	—	96.05
Dividend tax	12.31	—	12.31	—	12.30
Amount transferred — general reserve	—	—	—	—	763.66
Balance in Profit and Loss Account	192.58	141.74	471.49	357.37	—

	300.98	224.50	579.89	440.13	954.77

EARNINGS PER SHARE
(Equity shares, par value Rs.5/- each)
Basic	45.43	33.91	87.53	66.49	144.20
Diluted	45.04	33.71	87.00	66.03	142.89
Number of shares used in computing earnings per share
Basic	6,62,57,028	6,61,98,735	6,62,51,101	6,61,93,632	66,211,068
Diluted	6,68,24,404	6,65,96,469	6,66,51,085	6,66,51,932	66,816,821